Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

August 11, 2005

05010524

SUPPL

AUG 18 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated Aug 11, 2005 [English translation].

2. Annual Report 2005.

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

To whom it may concern

August 11, 2005

Sumitomo Corporation
Motoyuki Oka, President and CEO
(Code No. 8053 Tokyo Stock Exchange (TSE) 1st Section)
Contact : Mitsuru Iba, General Manager,
Corporate Communications Dept.
Tel, +81-3-5166-3089

Sumitomo Corporation Announces Acquisition of the Shares of KANSAI SUPER MARKET LTD.

Sumitomo Corporation announces the acquisition of the shares of KANSAI SUPER MARKET LTD. (Code No. 9919 Osaka Stock Exchange (OSE), 2nd Section) as follows,

1. Name of shares acquired	:	KANSAI SUPER MARKET LTD.
2. Total number of shares acquired	:	2,857,000 shares
3. Total acquisition price	:	2,100 million Yen
4. Fixed date	:	August 11th
5. Means of acquisition	:	purchase in the market
6. Change in our voting ratio	:	before the acquisition, 0.00 % after the acquisition, 10.23 %
7. Aim of acquisition	:	strengthening ties